Exhibit 12.2

Return on Invested Capital (ROIC)

(Dollars in thousands, except percentage data)

	2009	2008
Operating Income	$20,325	$(5,127)
Add: Goodwill write-off costs	—	18,777
IPO write-off costs	—	2,037
Restructuring costs	585	1,535

Adjusted Operating Income	$20,910	$17,222

Blended Effective Tax Rate	28%	28%
Adjusted Operating Income after taxes	$15,055	$12,400

Average Investment[1]	$131,895	$177,321
ROIC	11.4%	7.0%

	As of December 31
	2009	2008
1 - Calculation of Average Investment
Shareholder’s Equity	$42,734	$14,550
Cash	27,234	22,344
Debt	129,711	136,906

Net Debt	102,477	114,562

Shareholders’ Equity and Net Debt	145,211	129,112
13 month Average Shareholders’ Equity & Net Debt	$131,895	$177,321